Exhibit 4.13

Huiyue Financial Leasing (Ningbo) Co., Ltd.

(Hereinafter, the “Company”)

Equity Adjustment Agreement

Party A:	Mercury International Financial Leasing (Tianjin) Co., Ltd.
（晨星国际融资租赁（天津）有限公司）

Party B:	Zhongtou Jinchuang (China) Financial Holding Group Ltd.
（中投金创（中国）金融控股集团有限公司）

Party C:	Jin Shang International Financial Leasing Co., Ltd.
（晋商国际融资租赁有限公司）

Pursuant to the resolution of October 26, 2018 by the Company’s board, the shareholders, upon mutual consultation, have reached the agreement as follows.

The contents of this agreement:

(1)	Agreed that the amount of the Company’s registered capital be adjusted to ¥1 billion, after the following changes: Mercury International Financial Leasing (Tianjin) Co., Ltd. (Party A) shall contribute capital in the amount of ¥600 million, and the method of contribution must be in currency (of which amount ¥275 million has been paid in); Zhongtou Jinchuang (China) Financial Holding Group Ltd. (Party B) shall contribute capital in the amount of ¥250 million, and the method of contribution must be in off-shore Renminbi; Jin Shang International Financial Leasing Co., Ltd. (Party C) shall contribute capital in the amount of ¥150 million, and the method of contribution must be in currency. The above amounts of capital contributions by the joint-venture parties must be fully paid in within 30 days upon the Company’s completion of change registration.

(2)	After the equity adjustment described above, the contribution amount and the contribution ratio for each party is as follows:

Party A: Mercury International Financial Leasing (Tianjin) Co., Ltd.’s amount of capital contribution in currency is ¥600 million and its ratio of contribution is 60%, accounting for 60% of the Company’s equity;

Party B: Zhongtou Jinchuang (China) Financial Holding Group Ltd.’s amount of capital contribution in off-shore Renminbi is ¥250 million and its ratio of contribution is 25%, accounting for 25% of the Company’s equity;

Party C: Jin Shang International Financial Leasing Co., Ltd.’s amount of capital contribution in currency is ¥150 million and its ratio of contribution is 15%, accounting for 15% of the Company’s equity;

(3)	Each shareholder’s rights and obligations in the Company will be changed according to the change in its equity. And each shareholder’s rights and obligations must all be in compliance with the relevant provisions of the Corporate Law and the Company’s By-Laws.

(4)	This is the final version of the Agreement.

(5)	The amendment to the By-Law shall be made.

(The following is the signature page; Huiyue Financial Leasing (Ningbo) Co., Ltd.’s Equity Adjustment Agreement is attached)

Signature (Seal) of All Shareholders:

/seal/	Mercury International Financial Leasing (Tianjin) Co., Ltd.
/personal chop/	GONG Qingfan

/seal/	Zhongtou Jinchuang (China) Financial Holding Group Ltd.
/personal chop/	GONG Qingfan

/seal/	Jin Shang International Financial Leasing Co., Ltd.
/personal chop/	MU Renhui

/seal/	Huiyue Financial Leasing (Ningbo) Co., Ltd.
/personal chop/	SUN Xuezhi

October 26, 2018